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                            November 13, 2023

       Kriangkrai Chaimongkol
       Chief Executive Officer
       Thoughtful Media Group Inc.
       7 Sumerpoint Building, 3rd Floor, Room No. 301-302
       Soi Sukhumvit 69 (Saleenimit)
       Prakanong Nua Sub-district
       Wattana District
       Bangkok City, Thailand

                                                        Re: Thoughtful Media
Group Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
17, 2023
                                                            CIK No. 0001991879

       Dear Kriangkrai Chaimongkol:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted October 17, 2023

       Cover page

   1.                                                   Please revise your
disclosure about being a    controlled company,    to discuss Raynauld
                                                        Liang and Maroon
Capital Limited's ability to control matters requiring shareholder approval, including the
election of directors, amendment of organizational documents, and approval of major
corporate transactions, such as a change in control, merger, consolidation, or sale
of assets. Disclose the percentage of voting power held by such individuals, as opposed
to saying that they will have a majority of voting power. Clarify whether the voting
power held by Liang and Maroon Capital is separate from the voting power held by Society
Pass, and indicate if the shareholders may act in concert to control matters of the company.
Make conforming changes throughout the document, as needed.
 Kriangkrai Chaimongkol
Thoughtful Media Group Inc.
November 13, 2023
Page 2
Prospectus Summary and Business, page 1

2. It appears that you have included a significant portion of disclosure relating to your business and industry in this section as opposed to in separately captioned sections. The prospectus summary should be a brief overview of the key aspects of your offering and should not contain all of the detailed information in the prospectus. Please revise to include only the most significant aspects of the offering. Refer to
Item 503 of Regulation
         S-K. Please include separate sections with the more detailed discussion of your business and industry, including the information required by Item 101, 102 and 103 of Regulation
         S-K. Refer to Item 11 of Form S-1.
3. Please revise to prominently disclose your limited operating history and the auditor's explanatory paragraph regarding your ability to continue as a going concern. Please also include such disclosure in your Management's Discussion and Analysis section.
4. Please revise here to discuss the nature of the disparate voting rights, including the voting and other rights of your Super Voting Preferred Stock.
5. Please revise throughout to clearly state which parts of your business are operational versus those that are in development or are aspirational. For example, we note various statements stating that certain initiatives "will be offered" at a particular rate, or that there
         "will be" three tiers of representation. Investors should have a clear understanding of current operations versus planned operations.
Industry Recognition, page 2

6. In an appropriate place in your prospectus, please revise to expand your discussion about the third-party advertising and marketing industry organizations over the years that
         have recognized TMG   s commitment to excellence. In this regard, we
note that you
         indicate but do not name the prestigious industry awards and accolades that you state you were awarded and that "serve as a testament to [y]our dedication to fostering creativity and supporting [y]our creators."
Overview, page 2

7. Please revise to clearly state that you did not begin operations in Indonesia until the first quarter of 2023, and in the Philippines until the third quarter of 2023. Please also remove the statement that you have a longstanding presence in Indonesia and the Philippines, or tell us why you believe this statement is appropriate.
8. Please revise in an appropriate place in your prospectus to explain how you define and
FirstName LastNameKriangkrai Chaimongkol
       measure the figures noted here, such as "fans," "monthly views," "premium business," and
Comapany   NameThoughtful
       "channel               Media
                partners." Please    Group
                                   also     Inc.how these measurements are
useful to investors
                                        explain
       and 13,
November   how2023
                theyPage
                      impact
                           2 your revenue and results of operations.
FirstName LastName
 Kriangkrai Chaimongkol
FirstName
ThoughtfulLastNameKriangkrai
            Media Group Inc. Chaimongkol
Comapany 13,
November   NameThoughtful
               2023        Media Group Inc.
November
Page 3     13, 2023 Page 3
FirstName LastName
Premium Digital Advertising, page 6

9. Please tell us how you selected the clients listed on pages 7 and 8. For example, please indicate whether such clients were the largest contributors to overall revenue, have the longest relationship with the company, etc.
Our Competitive Strengths, page 15

10. In an appropriate place in your prospectus, revise to provide the basis for your disclosure that you are "...a leading digital advertising company...," and that you have "held a prominent position as one of the top leaders in multi-channel network and creator management in SEA since 2010."

Our Growth Strategies, page 17

11. You disclose that you are an "acquisition focused digital advertising group," and that
         "M&A sits at the core of [y]our growth strategy." Please indicate whether you have any currently contemplated or pending mergers or acquisitions. Please also explain what you mean when you say that you are "initially acquiring the core company in each of [y]our targeted verticals."
Data Protection and Privacy, page 18

12. Please revise to provide clear disclosure pursuant to Item 101(h)(4) of Regulation S-K, regarding the "various laws and regulations covering the privacy and protection of users data" that you state that you are subject to.
Intellectual Property Portfolio, page 18

13. We note your reference to proprietary technology and inventions that are commercially important to your business, including patent rights. Please disclose any patents that are material to your business, including the specific technology or section of your business to which it relates. For such patents, please clearly describe the type of patent protection granted for each product or technology (e.g., composition of matter, use or process) and the expiration dates; and whether such patent is owned or licensed and the jurisdiction, including any foreign jurisdiction, of each material pending or issued patent.
Impact of the COVID-19 Pandemic and other Global Events, page 20

14. We note your disclosure about the unpredictable nature of the COVID-19 pandemic and that "[t]he spread of COVID-19 has caused [you] to modify [y]our business practices, including employee travel, employee work locations in certain cases, and cancellation of physical participation in certain meetings, events and conferences and further actions may be taken as required or recommended by government authorities or as [you] determine are in the best interests of [y]our employees, customers, and other business partners." To the
 Kriangkrai Chaimongkol
Thoughtful Media Group Inc.
November 13, 2023
Page 4
         extent material, please revise to address and quantify how these modifications have impacted your results of operations and your financial condition. Make conforming changes throughout the document.
Risks Related to Our Business
We depend upon third-party providers for substantially all of the content we stream and loss of these providers..., page 31

15. Please revise to disclose the scope and terms of any material agreements with third-parties and file such agreements as exhibits to your registration statement. In this regard, we note your disclosure here that you "depend upon third-party providers for substantially all of the content [you] stream," and on page 39 that "[y][o]ur ability to provide [y]our services is dependent upon [y]our ability to license intellectual property rights to audio content, including video music recordings, any musical compositions embodied therein, as well as other visual content and any other media assets that content providers, artists, and/or labels can add or provide."
Interruptions, delays, or discontinuations in service arising from our own systems or from third parties..., page 33

16. We note your disclosure that you are subject to "...cyber security measures... and other unanticipated problems or events." To the extent cybersecurity risks are material to your business, please disclose here or in another appropriately captioned section the nature of
         the board   s role in overseeing your cybersecurity risk management
and the manner in
         which the board administers this oversight function and any effect
this has on the board   s
         leadership structure.
Management's Discussion and Analysis of Financial Conditions and Results of Operations, page
48

17. Your revenues analysis states in narrative text form the dollar and percentage changes in accounts, most of which is already included in tables. Please provide a robust analysis of the significant drivers behind material changes in revenues. For example, we note campaign-based marketing revenues increased 298% while platform-based revenues decreased 29% during the six months ended June 30, 2023 when compared to June 30,
       2022. Please discuss the reasons for the changes and quantify the effects of changes in
FirstName LastNameKriangkrai Chaimongkol
       both price and volume, where appropriate. Please discuss material future trends in
Comapany    NameThoughtful
       revenues  that would beMedia  Group
                                relevant to anInc.
                                                investor. Refer to Item 303(a)
and (b)(2)(ii) and (iii)
       of Regulation  S-K.
November 13, 2023 Page 4
FirstName LastName
 Kriangkrai Chaimongkol
FirstName
ThoughtfulLastNameKriangkrai
            Media Group Inc. Chaimongkol
Comapany 13,
November   NameThoughtful
               2023        Media Group Inc.
November
Page 5     13, 2023 Page 5
FirstName LastName
18. You state the decrease in cost was consistent with a decrease in revenue. However we note your revenues declined 8% while your cost of revenues declined 12% during the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. Please discuss the main drivers for the reduction in your cost of revenues. Please discuss material future trends in cost of revenue that would be relevant to an investor. Refer to
         Item 303(a) and (b)(2)(ii) and (iii) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations
Revenue, page 49

19. We note your disclosure that your "revenues were mainly generated by the digital marketing services which can be broadly classified into two major services: (i) campaign-
         based marketing services and (ii) marketing services from social media platforms." Please revise to describe how you define campaign-based marketing services as compared to marketing services from social media platforms and how each of your business model verticals described under you Prospectus Summary and Business - Overview fits within the two services. We also note that the revenue model disclosed for each vertical includes a variety of revenue streams. To the extent these categories are different from the campaign-based marketing services and marketing services from social media platforms, please include a breakdown of these revenue streams as well. Please also indicate how each vertical and revenue stream relates to the generation of advertising revenue, as we note your disclosure on page 35 states that you derive a significant portion of your revenues from advertisements.
Cash Flows, page 50

20. Your disclosures are merely reciting changes evident from the statement of cash flows. Please provide a more informative discussion and analysis of cash used in operating activities. Explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Discuss the operational reasons for the negative operating cash flows and whether this is a known trend. Refer to Item 303 of Regulation S-K and the introductory paragraph of section IV.B and B.1 of Release No. 33-8350 for guidance. Critical Accounting Policies, page 54

21.      Your revenue policy states customers can leverage the Company   s
experience in building
         content and fanbases with creators. Throughout the filing you refer to fans and fanbases and disclose 240 million fans on page 3. Please provide a definition of a fan and describe how fanbase is computed. Add information to provide adequate context for an investor to understand how fans/fanbase contribute to your revenue. Refer to SEC Release
         No. 33-10751 for guidance on disclosures to provide for this apparent metric.
 Kriangkrai Chaimongkol
FirstName
ThoughtfulLastNameKriangkrai
            Media Group Inc. Chaimongkol
Comapany 13,
November   NameThoughtful
               2023        Media Group Inc.
November
Page 6     13, 2023 Page 6
FirstName LastName
Certain Relationships and Related-Party Transactions, page 64

22. Please revise or clarify whether your disclosure of related party transactions provides all information required by Item 404 of Regulation S-K.
Financial Statements, page F-3

23. You disclose in the filing that Super Voting Preferred Stock was issued on January 2,
         2023 but it does not appear to be reported in the financial statements as of and for the period ended June 30, 2023. Please disclose the impact of this stock on your financial position and earnings per share. Disclose in the notes to the financial statements the material terms and conditions of this stock.
Notes to Carve-Out Combined and Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policies
Revenue Recognition, page F-10

24. You describe digital marketing solution to include six separate services. Please clearly explain how you evaluated each of these services to determine whether you have single or multiple performance obligations. Refer to ASC 606-10-25-14 and 19.
25. You state revenue for marketing services is recognized at a point in time that the related performance obligation is satisfied. Please disclose the significant judgments made in evaluating when a customer obtains control of the promised services. Refer to ASC 606-
         10-50-19.
26. You disclose in the filing you have a creator revenue sharing model. Please disclose how you account for all aspects of this model.
Note 5 - Leases, page F-16

27. Please disclose the amount of cash paid for amounts included in the measurement of lease liabilities pursuant to ASC 842-20-50-4.g.1.
General

28. Your prospectus as currently drafted does not indicate how you plan to complete the separation of Thoughtful Media Group Inc. from Society Pass Inc. According to a press release issued by Society Pass on October 10, 2023, Society Pass will pursue a "spinout and initial public offering" for Thoughtful Media Group. Please revise throughout to explain how the spinout will be conducted, including how and when shares will be transferred and any transactions or agreements you will enter into with Society Pass relating to the transfer of assets and liabilities to you. Indicate whether you will pay any consideration to Society Pass for the transfer of such assets. Please also discuss any ongoing relationships or agreements between you and Society Pass, including agreements relating to tax matters, employee matters or transition services. Explain whether the
 Kriangkrai Chaimongkol
Thoughtful Media Group Inc.
November 13, 2023
Page 7
         reorganization which is referenced throughout the prospectus relates to the planned spinout. Further, we note that some sections of the prospectus suggest that you will continue to be part of Society Pass, such as on page 16 where you note that you are "part of the Society Pass fintech and e-commerce ecosystem." Please ensure that your disclosure presents your business as it will exist following the spinout from Society Pass.
29. We note that you are registering the resale of shares of common stock held by selling stockholders or that are issuable to selling stockholders. Given that the separation of
         Thoughtful Media Group from Society Pass has not occurred, and that Thoughtful Media
         Group's common stock is currently 100% owned by Society Pass, it does not appear that you have issued such shares. Further, it does not appear that you have issued the convertible promissory notes overlying certain of the shares of common stock that are being registered for resale. Please explain why you believe you are eligible to register the resale of these shares of common stock at this time.
30. Please revise to include the dealer prospectus delivery obligation. Refer to Item 502(b) of
         Regulation S-K.

31.      Please revise to clarify and provide appropriate disclosure regarding
your    emerging
         growth company    status. In this regard, we note that you checked the
box on the front
         cover indicating you are an emerging growth company, that       has
elected not to use the
         extended transition period for complying with any new or revised financial accounting
         standards provided to Section 7(a)(2)(B) of the Securities Act,    yet
you also disclose on
         page F-8 that you have    ..elected not to opt out of such extended
transition period...
         Additionally, on the alternate cover page, you state your    emerging
growth company
         status and reference the Prospectus Summary     Implications of Being
an Emerging
         Growth Company for more information, however, no such section is provided.
32. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of the communications.
       Please contact Nasreen Mohammed at 202-551-3773 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameKriangkrai Chaimongkol                       Sincerely,
Comapany NameThoughtful Media Group Inc.
November 13, 2023 Page 7                                       Division of
Corporation Finance
FirstName LastName                                             Office of Trade
& Services